Jupiters LIMITED

02025358

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E
3-1-02

For the month of March 2002

JUPITERS LIMITED
ACN 010 741 045

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

RECEIVED
MAR 22 2002
WASH. D.C.

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Jupiters
LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 12 March 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

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Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

12 March 2002

File ref: 67 SX-02

The Company's Announcement Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

HALF YEAR REPORT TO SHAREHOLDERS AS AT 31 DECEMBER 2001

In accordance with Chapter 15.2.1 of the Listing Rules, please find enclosed 2 copies of the 31 December 2001 Half Year Report of the Company.

Yours faithfully

per: **L M CARSLEY**
CHIEF FINANCIAL OFFICER

Enc.

G:\ggk\lmc\002-105.doc


2001
Jupiters
LIMITED
Half Yearly Report

From the Chairman

RESULTS AND DIVIDENDS

Directors report a net profit for the six months ended 31 December 2001 of $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result is a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp (ie. Normalised Basis).

The reduction in the company tax rate impacted the result positively by $2.8 million (Normalised Basis: $2.6 million).

Revenues increased $13.3 million to $405.7 million but EBITDA was slightly lower at $105.7 million (pcp $106.8 million), although on a Normalised Basis, EBITDA increased by $8.7 million or 9.3%. Earnings per share were 15.0 cents (pcp 17.6 cents). On a Normalised Basis, earnings per share for the six months ended 31 December 2001 were 18.0 cents, an increase of 4.2 cents over the pcp.

The Directors have declared an interim fully franked dividend of 10 cents per share representing an increase of 1 cent per share over the pcp.

OPERATIONS

The major cash generating assets of the hotel/casinos continued to perform well in the face of a highly competitive environment and a tourism industry impacted by the collapse of Ansett Airlines and the terrorist attacks in the USA. Commission play again contributed additional after tax earnings due to above theoretical win rates. The Company's new Club Conrad facility opened on the Gold Coast in September 2001. This new facility has set a standard of excellence in the Australian premium player market and is stimulating further growth in this segment of the Company's business.

Revenues from our other divisions grew to $95.6 million, or 23.6% of the Company's operating revenues. The continued strong growth of our on-line sports betting operation, Centrebet, contributed revenue of $11.8 million, an increase of 48% over the pcp and an EBITDA of $6.3 million, an increase of 50% over the pcp. Centrebet turnover in the period was $179.6 million, an increase of 63% over the pcp.

Revenue from our Keno operations grew to $49.7 million, an increase of 20% over the pcp. Our gaming machine monitoring operations in Queensland are cash positive and generated revenue of $8.2 million, an increase of 18% over the pcp. AWA Technology Services revenue was $20.0 million, an increase of 24% over the pcp.

IMPROVED REGULATORY REGIME, SELECTIVE SHARE BUY-BACK AND ISSUE OF RESET PREFERENCE SHARES

On 20 February 2002, the Directors announced that agreement has been reached between Jupiters and its two founder shareholders, BI Gaming Corporation and CSS/PSS Pty Limited to introduce a new shareholder regulatory framework to replace the existing founder regime. In conjunction with, and to facilitate this proposal, it was announced that Jupiters will also be undertaking a selective share buy-back funded by an issue of up to $200 million of Reset Preference Shares. At the time of writing this report, shareholders should have received an Information Memorandum which contains detailed information about this, including a notice to attend a meeting to be held on 4 April 2002 to approve certain aspects of this matter.

The Directors believe that the new regulatory framework, the share buy-back and the capital raising will have benefits for Jupiters and all shareholders.

OUTLOOK

The difficulties faced by tourism operators in the Australian market since September 11 have been offset to some degree by a very successful domestic holiday season in South East Queensland. With the end of this domestic season the industry moves to a reliance on international visitors in the period from February 2002 to June 2002. Forward hotel and convention bookings for this period are down significantly compared to the same period last year, however, we are pleased to report that forward bookings beyond June 2002 are showing a strong positive trend.

Construction commenced on the site of the Gold Coast Convention and Exhibition Centre, Monday, 11 February 2002. Completion is scheduled for mid 2004 and as previously reported we are holding a number of reservations for conventions and exhibitions scheduled for the second half of that year.

From the Chairman

We continue to explore opportunities in international markets and are pleased to report that our trial of Keno in the UK is progressing well. Although initially intended to last for three months, the trial has been extended for a further period to allow for some modification to the marketing and promotion of the product.

The strong growth profile for Centrebet is expected to continue with initiatives underway to improve the speed and functionality of our web site and to increase geographical coverage. The soccer world cup scheduled for June 2002 is expected to generate significant additional turnover.

The Board and Management of Jupiters Limited remain confident of delivering double-digit net profit growth, on a Normalised Basis, in the financial year to 30 June 2002.

L.J. WILLETT AO
CHAIRMAN OF THE BOARD

SHARE PRICE HISTORY


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Share Price ($)
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Year

Management's Discussion & Analysis

for the six months ended 31 December 2001

OVERVIEW

The net profit for the six months ended 31 December 2001 was $36.2 million, a decrease of $6.2 million or 14.6% on the $42.4 million for the previous corresponding period ("pcp"). Impacting this result is a provision of $10.0 million that has been raised against the possibility of an unfavourable outcome of a court appeal concerning the tax deductibility of certain rentals paid in connection with the lease of the Brisbane hotel/casino complex. Also, an above theoretical win rate on commission premium play business provided approximately $2.7 million in additional after tax earnings (pcp $9 million). However, excluding the effects of these two individually significant items, underlying net profit for the six months ended 31 December 2001 was $43.5 million, an increase of $10.1 million or 30.2% on the $33.4 million for the pcp (ie. Normalised Basis). The following analysis considers results on both an actual and a Normalised Basis to assist in understanding the performance of the Company's underlying business.

Actual operating revenue of $405.7 million grew 3.4% or $13.3 million from $392.4 million for the pcp. On a Normalised Basis, operating revenue was $400.5 million which grew 6.5% or $24.5 million from $376.0 million for the pcp. Supporting this increase were improvements in Keno and Centrebet revenues of $8.2 million and $3.8 million respectively and a strengthening in casino revenues of $7.4 million.

Actual earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $105.7 million, compared with the $106.8 million for the pcp. On a Normalised Basis, EBITDA increased by $8.7 million which was primarily attributable to the Company's Keno, Monitoring and Centrebet businesses.

The company tax rate for the six months ended 31 December 2001 reduced to 30% compared to 34% in the pcp. Assuming the tax rate had not changed, income tax expense for the six months ended 31 December 2001 would have been higher by $2.8 million (Normalised Basis: $2.6 million).

The Company's credit ratios remain conservative, as measured by the net debt to shareholders' equity ratio of 23.5% and interest cover of 10.4 times for the six months ended 31 December 2001. Return on equity for the six months ended 31 December 2001 was 11.5% annualised compared to 14.1% for the pcp. On a Normalised Basis, return on equity for the six months ended 31 December 2001 would be 13.9% compared to 11.1% for the pcp.

Management's Discussion & Analysis

for the six months ended 31st December 2001

FINANCIAL RESULTS

	$ Million For the six months ended 31 December 2001 ACTUAL		NORMALISED (i)	
	2001	2000	2001	2000
Casino revenue	246.4	250.2	241.2	233.8
Hotel revenue	63.7	62.7	63.7	62.7
Land based operations	310.1	312.9	304.9	296.5
Wide area operations (ii)	57.9	48.5	57.9	48.5
Technology operations (iii)	20.2	16.6	20.2	16.6
Sportsbetting operations	11.8	8.0	11.8	8.0
Unallocated	5.7	6.4	5.7	6.4
Operating revenue	405.7	392.4	400.5	376.0
Employee related expenses	(115.8)	(111.6)	(115.8)	(111.6)
Gaming & wagering taxes/contribution (iv)	(54.8)	(54.8)	(54.3)	(53.0)
Marketing expenses	(46.5)	(38.6)	(45.9)	(38.6)
Cost of goods sold (v)	(14.2)	(14.1)	(14.2)	(14.1)
Management fee	(10.3)	(10.8)	(10.0)	(9.8)
Property operations and energy costs	(10.7)	(10.2)	(10.7)	(10.2)
Keno commissions	(11.8)	(10.8)	(11.8)	(10.8)
Other expenses	(35.9)	(34.7)	(35.9)	(34.7)
EBITDA	105.7	106.8	101.9	93.2
Depreciation & amortisation	(26.6)	(27.1)	(26.6)	(27.1)
Net interest expense & finance charges	(10.2)	(10.4)	(10.2)	(10.4)
Profit from ordinary activities	68.9	69.3	65.1	55.7
Income tax expense (vi)	(31.9)	(25.7)	(20.8)	(21.1)
Net profit before outside equity interests	37.0	43.6	44.3	34.6
Outside equity interests	(0.8)	(1.2)	(0.8)	(1.2)
Net profit	36.2	42.4	43.5	33.4

(i) excludes effect of above theoretical win on commission play business and excludes the provision for potential adverse outcome of court appeal re Conrad Treasury rentals of $10.0 million (2000: Nil)

(ii) includes all keno and gaming machine monitoring activities

(iii) includes AWA Technology Services and Jupiters Technology

(iv) includes community benefit contribution of $2.5 million (2000: $2.5 million)

(v) relates to sale of food, beverage and gaming equipment

(vi) actual includes provision for potential adverse outcome of court appeal re Conrad Treasury rentals of $10.0 million (2000: Nil)

Statistics:	ACTUAL 2001	ACTUAL 2000	NORMALISED 2001	NORMALISED 2000
EBITDA as a percentage				
of operating revenue	26.1%	27.2%	25.4%	24.8%
Earnings per share (cents)	15.0	17.6	18.0	13.8
Dividend per share (cents)				
- 100% franked	10.0	9.0		

DIVIDEND

The Directors of Jupiters Limited have declared an interim fully franked dividend for the six months ended 31 December 2001 of 10 cents per share representing an increase of 1 cent per share, or 11.1%, over the interim dividend for the pcp of 9 cents per share.

EBITDA BUSINESS SEGMENT ANALYSIS ($ Million)

Internally, management strategically analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:

	ACTUAL 2001	ACTUAL 2000	NORMALISED 2001	NORMALISED 2000
Land based operations	89.2	98.5	85.4	84.9
Wide-area operations	18.0	13.7	18.0	13.7
Sportsbetting operations	6.3	4.2	6.3	4.2
Technology operations	0.4	(0.4)	0.4	(0.4)
Unallocated	(8.2)	(9.2)	(8.2)	(9.2)
EBITDA	105.7	106.8	101.9	93.2

Management's Discussion & Analysis

for the six months ended 31 December 2001

CASINO REVENUE

Actual casino revenue decreased by $3.8 million, or 1.5%, to $246.4 million for the six months ended 31 December 2001. On a Normalised Basis, casino revenue increased by $7.4 million, or 3.1%, to $241.2 million for the six months ended 31 December 2001.

Actual Club Conrad's commission business revenue increased 14% over the previous period due to an increase in business volumes (front money up 40%) over the pcp and above theoretical win rates continuing to be achieved. On a Normalised Basis, Club Conrad's commission business revenue increased 67% over the pcp. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue.

Club Conrad non-commission premium play revenues remained flat in the south east Queensland properties. Jupiters Townsville Casino does not participate in premium play business.

Revenue from gaming machines overall fell 4.3% compared to the pcp. However, there was significant variation between the three properties with Conrad Jupiters maintaining revenue despite the difficult environment. The overall reduction is indicative of the continuing competitiveness of product offered by clubs and hotels and regulatory changes introduced by the Queensland Government in December 2001 limiting denominations that may be processed through gaming machine note acceptors. The Company will meet this challenge through a significant investment in new gaming machine product and the implementation of the Cougar machine monitoring system (developed by Jupiters Technology). It is anticipated that approximately 890 new machines will be installed by 30 June 2002. During the six months ended 31 December 2001, 101 machines were converted (ie. upgrading of existing equipment) and 37 new machines were acquired across all three properties. The net increase in machine numbers was 9 at these properties. There are now 1,197 gaming machines at Jupiters, 1,216 at Treasury and 255 at Townsville.

Main floor table game revenues decreased in all properties at a combined rate of 4.2% compared to the pcp.

HOTEL REVENUE

Total hotel revenue increased by $1.0 million, or 1.6%, to $63.7 million compared to the pcp of $62.7 million supported primarily by the success of the stage show, Hidden Palace, at Conrad Jupiters. Combined room revenue for the three properties was in line with the pcp and was achieved through a 3.6% increase in the average room rate offset by a 1.9% reduction in average occupancy from 61.0% in the pcp to 59.8%. Since September 2001, tourism driven occupancy was impacted by the collapse of Ansett Airlines and the terrorist attacks in the USA, particularly at Jupiters Townsville. Corporate business at Conrad Treasury continued to grow. The focus for the year ending 30 June 2002 continues to be on yield for hotel rooms.

CONRAD JUPITERS, GOLD COAST

Actual operating revenues at Conrad Jupiters increased by $1.2 million, to $163.2 million for the six months ended 31 December 2001 compared to $162.0 million for the pcp. On a Normalised Basis, operating revenues at Conrad Jupiters increased by 6.6% compared to the pcp.

The new Club Conrad opened in September 2001 at a cost of $17 million. The enhanced facilities include private gaming rooms, in-house dining facilities and 35 gaming tables. The new facilities are being well received and are enhancing Conrad Jupiters' position in the premium player market. They will significantly increase the property's capacity to service customers during peak periods, such as Chinese New Year.

Food and beverage operations improved as the pcp had been impacted by competition for the leisure dollar from the Sydney 2000 Olympic Games.

Casino patronage was approximately 11,000 per day (previous period 11,500) however, the average main floor spend per patron remained in line with the previous period.

Despite the reduction in patronage, increasing competition and the introduction of new limitations on note acceptors, gaming machine revenue was consistent with the pcp. It is anticipated that approximately 385 new machines will be installed at this property in the second half of 2001/02.

Management's Discussion & Analysis

for the six months ended 31 December 2001

Hotel room revenue was in line with the previous year, supported by a 4.3% improvement in average room rate which was offset by a reduction in the average occupancy from 61.1% in the pcp to 59.4%.

Improvements during the period included the reconfiguration and relocation of the Keno area of the main gaming floor, conversion of Fortunes Nightclub to a new Club Conrad premium player facility, a new 517 space carpark and a refurbishment of the "old" Club Conrad to accommodate a club-style facility for premium gaming machine players. 131 additional gaming machines are being installed in the new Gold Suite facility, which will open in the June 2002 half.

CONRAD TREASURY, BRISBANE

Actual operating revenues at Conrad Treasury decreased by $3.1 million, or 2.4% to $126.3 million for the six months ended 31 December 2001 compared to $129.4 million for the pcp. On a Normalised Basis, operating revenues at Conrad Treasury were consistent with the pcp.

Casino patronage was approximately 9,000 per day (pcp 10,000) with the average main floor spend per patron improving slightly on the pcp.

Gaming machine revenue decreased 7.7% over the pcp affected by competition and new limitations on note acceptors. As noted above, the Company will address this with a significant investment in new gaming machines and the implementation of the Cougar machine monitoring system. It is anticipated that approximately 400 new machines will be installed at this property before 30 June 2002.

Hotel room revenue continued to grow, with occupancy increasing to 76.4% (pcp: 71.9%) and the average room rate also increasing.

JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville decreased by $1.0 million, or 4.6% to $20.6 million for the six months ended 31 December 2001 compared to $21.6 million for the pcp.

Gaming machine revenue decreased 5.0% over the pcp affected by local competition and new limitations on note acceptors. The property is planning a significant investment in new gaming machines and the implementation of a new machine monitoring system in the second half of 2001/02. It is anticipated that approximately 104 new machines will be installed at this property by 30 June 2002.

Hotel room revenue, which is largely tourism based, fell 5.4% compared to the pcp.

GOLD COAST CONVENTION & EXHIBITION CENTRE

Construction commenced on the site of the Gold Coast Convention and Exhibition Centre on Monday, 11 February 2002. Completion is scheduled for mid 2004. A considerable number of reservations for the second half of 2004 and beyond have already been received.

NON-CASINO OPERATIONS

Revenue earned by non-casino operations of $95.6 million was 23.6% of the actual operating revenue of the Company (23.9% on a Normalised Basis) compared to $79.5 million (20.3%) in the pcp. This is illustrative of the Company's strategy of diversification beyond land based casinos.

Jupiters provides keno to approximately 1,900 outlets in Queensland and New South Wales. Keno turnover in Queensland for the six months ended 31 December 2001 was $131.2 million (pcp: $110.0 million) and in NSW was $176.3 million (pcp: $175.0 million). The increase in turnover for the Queensland game is attributed to the success of the new bet type "Heads or Tails?" launched in November 2000. Recent relaxation of legislative restrictions over enhancements to the New South Wales game is expected to contribute to growth of turnover in that state.

Centrebet generated revenue of $11.8 million for the six months ended 31 December 2001, an increase of $3.8 million or 48% compared to $8.0 million for the pcp. The growth in international

Management's Discussion & Analysis

for the six months ended 31 December 2001

sportsbetting resulted in turnover of $179.6 million in the period, an increase of 63% over the pcp.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $8.2 million during the six months ended 31 December 2001, compared with $7.0 million for the pcp. The Company's market share continues to sit just below the regulated maximum level of 40%.

AWA Technology Services division is the largest independent third party maintenance service provider to the IT and gaming industries in Australia and earned revenue of $20.0 million for the six months ended 31 December 2001, an increase of $3.8 million on the pcp.

EXPENSES

Actual operating expenses (including gaming and wagering taxes/contribution) were $300.0 million compared to $285.6 million in the pcp, an increase of $14.4 million or 5.0%. On a Normalised Basis, operating expenses were $298.6 million compared to $282.8 million in the pcp, an increase of $15.8 million or 5.6%. The majority of the increase is attributable to increased spend on marketing activities for the casino properties.

Depreciation and amortisation expense was $26.6 million, consistent with the pcp of $27.1 million.

Net interest and finance charges totalled $10.2 million (pcp: $10.4 million). During the six months ended 31 December 2001, the Group retired $50.4 million of bank debt.

Condensed Statement of Financial Performance

for the six months ended 31 December 2001

	Consolidated 2001 $000	2000 $000
Profit from ordinary activities before income tax expense	68,888	69,343
Income tax expense	(31,939)	(25,722)
Net profit before outside equity interests	36,949	43,621
Net profit attributable to outside equity interests	(763)	(1,203)
Net profit attributable to members of the chief entity	36,186	42,418
Dividends provided for or paid	23,984	21,722
Basic earnings per share (cents per share)	15.0	17.6
Diluted earnings per share (cents per share)	15.0	17.6

Condensed Statement of Financial Position

at 31 December 2001

	Consolidated 31.12.01 $000	30.6.01 $000
CURRENT ASSETS:		
Cash assets	90,829	116,742
Receivables	43,835	30,386
Inventories	15,919	13,339
Prepayments	10,862	11,061
Total current assets	161,445	171,528
NON-CURRENT ASSETS:		
Property, plant and equipment	786,062	790,483
Intangibles	123,196	127,988
Other	50,241	51,536
Total non-current assets	959,499	970,007
Total assets	1,120,944	1,141,535
CURRENT LIABILITIES:		
Payables	105,633	80,277
Interest bearing liabilities	1,768	1,606
Tax liabilities	17,626	27,131
Other provisions	49,440	44,039
Total current liabilities	174,467	153,053
NON-CURRENT LIABILITIES:		
Interest bearing liabilities	286,637	340,739
Deferred tax liabilities	16,109	17,157
Other provisions	10,123	9,942
Total non-current liabilities	312,869	367,838
Total liabilities	487,336	520,891
Net assets	633,608	620,644
EQUITY:		
Contributed equity	466,125	466,125
Retained profits	136,083	123,881
Chief entity interest	602,208	590,006
Outside equity interest	31,400	30,638
Total equity	633,608	620,644

Corporate Information

REGISTERED OFFICE

9th Floor, Niecon Tower,
17 Victoria Avenue,
Broadbeach, Queensland, 4218 (P.O. Box 1400)
Telephone: (07) 5584 8900 Fax: (07) 5538 6315

DIRECTORS

L.J. Willett, AO, Chairman *#
R. A. Hines, Managing Director
Sir Francis Moore, AO
P. Morris#
M.T. Stirling
J.D. Story *#
J.A. Wallace, (alternate)
* Audit Committee Member
# Remuneration Committee Member

SECRETARY

L.M. Carsley

STOCK EXCHANGE LISTING

The Company's shares are listed on the Australian Stock Exchange Limited.

SHARE REGISTRY

Computershare Investor Services Pty Ltd,
345 Queen Street,
Brisbane, Queensland, 4000
Telephone: (07) 3237 2100

AUDITORS

Arthur Andersen,
12 Creek Street,
Brisbane, Queensland, 4000

INTERNET SITES

The Company's Internet sites can be accessed at:
www.jupiters.com.au

Jupiters Limited
Half Yearly Report 2001

Jupiters
LIMITED
ACN 010 741 045